UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. _)*

Under the Securities Exchange Act of 1934

Immunoclin Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45256L 109
(CUSIP Number)

James Scott Munro

c/o Immunoclin Corporation
1420 N Street, Suite 102 NW,
Washington, DC 20005, USA
888-267-1175

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

December 13, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240,13d-1(f) or 240.13d -1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	45256L 109

1	NAMES OF REPORTING PERSONS: James Scott Munro I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) [ ] (b) [ ]
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 6,000,000 shares of Common Stock (See Item 5)
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWERS: 6,000,000 shares of Common Stock (See Item 5)
	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 6,000,000 shares of Common Stock (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.04%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

Item 1. Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (“Common Stock”), of Immunoclin Corporation, a Nevada corporation (together with its predecessor companies, the “Company” or “Immunoclin”). The Company’s principal executive offices are located at 1420 N Street, Suite 102 NW, Washington, DC 20005, USA.

Item 2. Identity and Background.

(a)-(c)    This report is being filed by James Scott Munro (the “Reporting Person”). The Reporting Person’s principal occupation/employment is Chief Financial Officer and Treasurer of Immunoclin. His residence address is 1060-1055 W. Hastings Street, Vancouver BC Canada V6E 2E9.

(d)-(e)     The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f)            The Reporting Person is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

On December 13, 2013, the Company entered into a certain Take Over Agreement (the “Take Over Agreement”) with Immunoclin Limited, an England and Wales Corporation (“IMC”), to acquire 100% of the issued and outstanding shares of common stock of IMC from its founder and sole shareholder, Dorothy Bray, in exchange for the issuance of 10,000,000 shares of the Company’s common stock, with a fair market value of $20,000,000, based on the closing price of the Company’s stock on December 12, 2013. IMC was a healthcare company founded in 2000 with headquarters in the United Kingdom, established initially to address a range of specialized, commercially-focused immunology consulting, testing and assessment, in the context of R&D clinical services. Following the transaction, IMC established laboratories in London in October 2014 and moved its headquarters to the same location.

Following the foregoing transaction, on December 13, 2013, the Reporting Person was appointed Chief Financial Officer of the Company pursuant to the terms of certain Executive Management and Bonus Agreement, dated as of December 13, 2013, as amended to date (the “Executive Management Agreement”). Under the terms and provisions of the Executive Management Agreement, the Reporting Person was granted (i) 2,000,000 shares of Common Stock on December 13, 2013 and (ii) 2,000,000 shares of Common Stock on January 1, 2015. In addition, on June 30, 2014, the Company granted to Mr. Munro 2,000,000 options to acquire shares of common stock at an exercise price of $1.45 per share based upon his participation in the equity incentive programs of the Company, 1,000,000 of which options vested on November 1, 2014 and remaining 1,000,000 options – on November 1, 2015. The foregoing options expire on November 1, 2019 and November 1, 2020, respectively.

Item 4. Purpose of Transaction.

Information set forth in Items 3 and 5 is incorporated herein by reference.

The Reporting Person beneficially holds the shares of Common Stock described herein for investment purposes and as consideration in connection with the Executive Management Agreement described in Item 3 above. The Reporting Person may make additional purchases for investment purposes from time to time, directly or otherwise. In addition, the Reporting Person is Chief Financial Officer (CFO) and Treasurer of the Company and therefore will continue to participate in incentive programs available to such executive officers of the Company. As the Company’s CFO, the Reporting Person has a continuing role in the governance of the Company, and in this role he may in the future make proposals or offer input on proposals with respect to the matters set forth in (a) through (j) of Item 4 of Schedule 13D.

Except as otherwise stated herein, the Reporting Person has no current plans or proposals that would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Information set forth in Item 3 is incorporated herein by reference.

(a)-(d)    The calculations in this Item are based upon 37,413,793 shares of Common Stock issued and outstanding as of March 24, 2016. Such calculations are made pursuant to Rule l3d-3 promulgated under the Securities Act of 1933, as amended to date. As of the date hereof, the Reporting Person beneficially owned 6,000,000 shares or 16.04% of the outstanding shares of Common Stock.

Reporting Person	Amount of Common Stock Beneficially Owned	% of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
J. Scott Munro	6,000,000*	16.04%	6,000,000	-	6,000,000	-

*Includes 2,000,000 options to acquire shares of Common Stock.

The Reporting Person has not effected any transactions in the securities of the Company in the past sixty days.

The Reporting Person affirms that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock beneficially owned by the Reporting Person reported herein.

(e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Company.

Item 7. Material to be filed as Exhibits.

Exhibit 1	Executive Management and Bonus Agreement between the Company and James Scott Munro dated December 13, 2013 (Incorporated by reference as filed with the SEC on Form 8-K on December 20, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2016

/s/ James Scott Munro
James Scott Munro